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                           February 27, 2024

       Par Chadha
       Executive Chairman
       Exela Technologies, Inc.
       2701 E. Grauwyler Rd.
       Irving, TX 75061

                                                        Re: Exela Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
February 22, 2023
                                                            File No. 001-36788

       Dear Par Chadha:

              We have reviewed your February 22, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments issued orally on January
       16, 2024.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Note Regarding Non-GAAP Financial Measures, page 51

   1. We note your response to prior comment 2 and detail of the "Other charges including non-
                                                        cash" line item of your
non-GAAP reconciliation included in your response to comment 2 in our letter dated
September 6, 2023. On our February 20, 2024 call, we believe you mentioned restructuring
costs would be eliminated from your calculation of Adjusted
                                                        EBITDA since there was
not a formal restructuring plan in the past. As such, we assumed that you would
eliminate your "Employee severance and retention bonus" costs included within the "Other
charges including non-cash" line item of your non-GAAP
                                                        reconciliation. Please
clarify for us if you plan to remove these costs from your future presentations of the
non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash
operating expenses necessary to operate your business. Further,
 Par Chadha
Exela Technologies, Inc.
February 27, 2024
Page 2
         please explain in detail the nature of the "Dark facility and facility consolidation costs"
         and "Relocation and all other costs" line items included within the "Other charges including non-cash" line item of your non-GAAP reconciliation. Please clarify for us if you plan to remove these costs from your future presentations of the non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash operating expenses necessary to operate your business.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNamePar Chadha                                   Sincerely,
Comapany NameExela Technologies, Inc.
                                                               Division of
Corporation Finance
February 27, 2024 Page 2                                       Office of Trade
& Services
FirstName LastName